U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Private Placement

On March 1, 2016, Tantech Holdings Ltd. (“Tantech”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which Tantech agreed to sell securities to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”).  The Private Placement closed on March 1, 2016.

Pursuant to the Securities Purchase Agreement, Tantech agrees to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from the Tantech in the aggregate 1,693,000 shares of Tantech’s common stock (the “Shares”) at USD$4.70 per share for USD$7,957,100.00. There will be 23,293,000 shares of common stock outstanding after the issuance of the shares purchased.

Within seven (7) business days after the closing, Tantech shall deliver a request to its transfer agent who shall issue to each Purchaser stock certificates representing the Shares to be acquired by such Purchaser, regardless of the payment status of or satisfaction of conditions for closing by any other Purchaser. Within seven (7) business days after the Closing, each Purchaser shall deposit the RMB equivalent of his purchase price into the bank account controlled by Tantech’s subsidiary in China, Zhejiang Tantech Bamboo Technology Co., Ltd.

The Shares are being sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation S thereunder. Each of the Purchaser understands that the Shares have not been registered under the Securities Act. Such Purchaser will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom.

Copies of the Securities Purchase Agreement is filed as exhibits 10.1 to this report and are incorporated by reference herein. The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by reference to, such exhibit.  The Securities Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.  The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Tantech’s filings with the Securities and Exchange Commission.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Securities Purchase Agreement, dated March 1, 2016, by and between Tantech Holdings Ltd. and the Purchasers.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: March 4, 2016